FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For August 1, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Attachments:
1. News Release dated August 1, 2007
2. Material Change Report dated August 1, 2007 (re: August 1/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓__   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: August 1, 2007   By: *"Tony M. Ricci"*
                                      (Name)

                               Its: Chief Financial Officer
                                      (Title)



PETAQUILLA
MINERALS LTD.

Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Petaquilla Announces New Drill Results at Molejon Gold Project

– Intersects 17.24 g/t Gold over 9m –

Vancouver, BC – August 1, 2007: Petaquilla Minerals Ltd. ("Petaquilla" or "the Company") announced today the results of 10 additional drill holes in the 40,000 metre drill campaign currently underway at its Molejon gold project. Drill hole 332, located within the south-western part of the current pit design, intercepted high grade mineralization near surface: 9 metres @ 17.24g/t Au. In addition, deep mineralization was found in several holes (343 through 354) that confirm the Company's structural model and indicate a significant extension of known mineralized breccias outside of the current designed pit limits. The results offer encouraging support for the Company's stated goal of increasing the resources to 1.5 million ounces. The most recent resource calculation (see Petaquilla press release dated April 10, 2007) for Molejon outlines more than 620,000 ounces of combined Indicated and Measured resources and more than 500,000 ounces of Inferred resources.

The new hole locations were designed to test mineralization trends suggested by recent resource modeling. Results from holes 332, 334, and 337, all located within the south-western part of the current pit, indicate a significant volume of near surface, higher grade material in an area drilled previously on a wide spacing and previously interpreted as a lower grade zone. The results support upgrading previously low grade material, with new higher grade intervals.

Richard Fifer, Petaquilla President and CEO, said, "These results provide important confirmation of our view that the presently outlined Molejon deposit is capable of significant expansion. We are extremely active on the El Real trend which includes the Molejon, Botija Abajo, Brazos, and Mestizo. By year's end we expect to have drilled in excess of 70,000 metres. We will then incorporate any significant results into a revised resource calculation and mine plan".

The table below shows the results for infill and step-out drilling in the transition zone between the Northwest and Main zones of the deposit. A map will be posted on the Company's website.

Drill hole	Thickness	Average Grade g/t	Lithology	Interval
MO-07-332	9m	17.24	QZBX/ANBR/FQPO	29.0- 38.0m
	3.5m	7.04	ANBR/QZBX	42.2- 45.7m
	3m	3	ANBR	48.7- 51.7m
MO-07-334	10.5m	3.12	QZBX/FQPO	0.0- 10.5m
MO-07-337	6m	2.25	QZBX/FQPO	9.5- 15.5m
MO-07-340	No significant			
MO-07-343	9.0m	3.12	BRHM/BRHT	109.5- 118.5m
MO-07-344	No significant			
MO-07-345	9.9m	3.51	QZBX/BRHM/ANDS	116.6- 126.5m
MO-07-347	4.5m	4.06	BRHM/QZBX	108.0- 112.5m
MO-07-348	6m	4.61	BRHM	115.5- 121.5m
MO-07-354	1.5m	6.7	QZBX	133.0- 134.5m

Lithology codes are as follows:

QZBX = Quartz breccia, FQPO = Feldspar quartz porphyry, ANBR = Andesite breccia,

ANDS = Andesite, BRHM = Breccia homolithic, BRHT = Breccia heterolithic.

All samples were analyzed by ALS Chemex of North Vancouver, BC.

The deposit is a structurally controlled, low-sulfidation, epithermal gold deposit. The host rocks are felsic porphyritic rocks and breccias associated with extensive hydrothermal quartz/gold mineralization, emplaced during orogenesis.

Sean C. Muller, P. Geo., a Qualified Person under National Instrument 43-101, has been overseeing the drilling and trenching programs. He has over 30 years experience working in the development and oversight of base and precious metals deposits. He is ensuring that the appropriate QA protocols are being followed and that the data is being qualified under strict QC. The goal of this work is to further delineate Measured and Indicated mineralization under National Instrument 43-101 compliance.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to difer materially from those projected. All forward looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063
Toll Free 1-877-694-0021
Website: www.petaquilla.com

or
Andreas Curkovic
The Equicom Group
(416) 815-0700
acurkovic@equicomgroup.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

Petaquilla Minerals Ltd. (the "Company")
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.   **Date of Material Change**

August 1, 2007

Item 3.   **News Release**

The Company's news release dated August 1, 2007, was disseminated by Marketwire, Incorporated on August 1, 2007.

Item 4.   **Summary of Material Change**

The Company announced the results of 10 additional drill holes in the 40,000 metre drill campaign currently underway at its Molejon gold project.

Item 5.   **Full Description of Material Change**

For a full description of the material change, please see Schedule "A".

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7.   **Omitted Information**

Not Applicable.

Item 8.   **Executive Officer**

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at 604-694-0021.

Item 9.   **Date of Report**

Dated August 1, 2007

PETAQUILLA MINERALS LTD.

Per: "Richard Fifer"

Richard Fifer
President and Chief Executive Officer

NEWS RELEASE FOR: PETAQUILLA MINERALS LTD.

Contact person: Richard Fifer

Contact telephone number: 604-694-0021



| Trading Symbols: |
| TSX: PTQ |
| OTCBB: PTQMF |
| FWB: P7Z |

NEWS RELEASE

Petaquilla Announces New Drill Results at Molejon Gold Project

– Intersects 17.24 g/t Gold over 9m –

Vancouver, BC – August 1, 2007: Petaquilla Minerals Ltd. ("Petaquilla" or "the Company") announced today the results of 10 additional drill holes in the 40,000 metre drill campaign currently underway at its Molejon gold project. Drill hole 332, located within the south-western part of the current pit design, intercepted high grade mineralization near surface: 9 metres @ 17.24g/t Au. In addition, deep mineralization was found in several holes (343 through 354) that confirm the Company's structural model and indicate a significant extension of known mineralized breccias outside of the current designed pit limits. The results offer encouraging support for the Company's stated goal of increasing the resources to 1.5 million ounces. The most recent resource calculation (see Petaquilla press release dated April 10, 2007) for Molejon outlines more than 620,000 ounces of combined Indicated and Measured resources and more than 500,000 ounces of Inferred resources.

The new hole locations were designed to test mineralization trends suggested by recent resource modeling. Results from holes 332, 334, and 337, all located within the south-western part of the current pit, indicate a significant volume of near surface, higher grade material in an area drilled previously on a wide spacing and previously interpreted as a lower grade zone. The results support upgrading previously low grade material, with new higher grade intervals.

Richard Fifer, Petaquilla President and CEO, said, "These results provide important confirmation of our view that the presently outlined Molejon deposit is capable of significant expansion. We are extremely active on the El Real trend which includes the Molejon, Botija Abajo, Brazos, and Mestizo. By year's end we expect to have drilled in excess of 70,000 metres. We will then incorporate any significant results into a revised resource calculation and mine plan".

The table below shows the results for infill and step-out drilling in the transition zone between the Northwest and Main zones of the deposit. A map will be posted on the Company's website.

Drill hole	Thickness	Average Grade g/t	Lithology	Interval
MO-07-332	9m	17.24	QZBX/ANBR/FQPO	29.0- 38.0m
	3.5m	7.04	ANBR/QZBX	42.2- 45.7m
	3m	3	ANBR	48.7- 51.7m
MO-07-334	10.5m	3.12	QZBX/FQPO	0.0- 10.5m
MO-07-337	6m	2.25	QZBX/FQPO	9.5- 15.5m
MO-07-340	No significant			
MO-07-343	9.0m	3.12	BRHM/BRHT	109.5- 118.5m
MO-07-344	No significant			
MO-07-345	9.9m	3.51	QZBX/BRHM/ANDS	116.6- 126.5m
MO-07-347	4.5m	4.06	BRHM/QZBX	108.0- 112.5m

MO-07-348	6m	4.61	BRHM	115.5- 121.5m
MO-07-354	1.5m	6.7	QZBX	133.0- 134.5m

Lithology codes are as follows:

QZBX = Quartz breccia, FQPO = Feldspar quartz porphyry, ANBR = Andesite breccia,

ANDS = Andesite, BRHM = Breccia homolithic, BRHT = Breccia heterolithic.

All samples were analyzed by ALS Chemex of North Vancouver, BC.

The deposit is a structurally controlled, low-sulfidation, epithermal gold deposit. The host rocks are felsic porphyritic rocks and breccias associated with extensive hydrothermal quartz/gold mineralization, emplaced during orogenesis.

Sean C. Muller, P. Geo., a Qualified Person under National Instrument 43-101, has been overseeing the drilling and trenching programs. He has over 30 years experience working in the development and oversight of base and precious metals deposits. He is ensuring that the appropriate QA protocols are being followed and that the data is being qualified under strict QC. The goal of this work is to further delineate Measured and Indicated mineralization under National Instrument 43-101 compliance.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to difer materially from those projected. All forward looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063
Toll Free 1-877-694-0021
Website: www.petaquilla.com

or
Andreas Curkovic
The Equicom Group
(416) 815-0700
acurkovic@equicomgroup.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.